


06010438

19 January 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

SUPPL

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 7 November 2005 to 19 January 2006. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au


082-34934


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 January 2006
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**18 January 2006**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**791,651,325**	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,466,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: *Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 19 January 2006
Company Secretary

Print name: William M Hundy





082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 December 2005
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

082-34934

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 December 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
791,636,325	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,481,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32 How do +security holders dispose of their entitlements (except by sale through a broker)? | N/A

33 +Despatch date | N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 29 December 2005
Company Secretary

Print name: William M Hundy





082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 December 2005
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**23 December 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
791,571,325	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,546,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 23 December 2005
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934





To	Company Announcements Office		Facsimile	1300 300 021
Company	Australian Stock Exchange Limited		Date	23 December 2005
From	Bill Hundy		Pages	9
Subject	**APPENDIX 3B NOTICE**			

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	160,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.396826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**21 December 2005 - 70,000 22 December 2005 - 90,000**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**791,521,325**	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,596,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 December 2005
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.







To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 December 2005
From	Bill Hundy	Pages	4
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000



ASX Release

22 December 2005

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Wynn 2

Well type: Gas Appraisal (Onshore)

Location: Otway Basin, South Australia (PRL 1)
650 metres northwest of the Wynn 1 well.

Latitude: 37° 24' 41.04" S
Longitude: 140° 52' 49.77" E

Interests:

Origin Energy Resources limited* (Operator)	26.42%
SAGASCO South East Inc*	73.58%

* wholly owned subsidiaries of Origin Energy Limited

Objective:

Primary target: Sawpit Sandstone
Secondary target: Nil
Proposed total depth: 2,950 metres

Progress and Status:

The well commenced drilling on 29 November with the Century 7 drilling rig. 244 millimetre (9-5/8 inch) casing was set at 795 metres. 216 millimetre (8-1/2 inch) hole was drilled to a total depth of 2,952 metres.

At 09:00 hours CST today the well was being cased after interpretation of wireline logs and pressure data indicated the likely presence of hydrocarbons in low permeability reservoirs at several discrete levels within the objective Sawpit Sandstone. The well appears to have encountered objective reservoirs some 20 m structurally higher than in the nearby Wynn 1 well which flowed gas, condensate and formation water from several levels on test.

The well will be suspended for testing at a later date.

Progress for the week was 244 metres.

Namarah 7

Well type:	Gas Appraisal (onshore)
Location:	Surat Basin, Queensland (PL 71) Approximately 500m south of the Namarah 1 well. Latitude: 27° 22' 55.90" S Longitude: 149° 19' 10.95" E
Interests:	Origin Energy CSG Limited* / Angari (Operator) 90.0% Santos QNT Pty Ltd 10.0% Ausam is funding the well as part of a farmin agreement *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Showgrounds Sandstone, basal Rewan Sandstone Secondary target: Upper to lower Rewan Sandstone Proposed total depth: 2,222.8 metres

Progress and Status:

The well commenced on 8 April 2005 with the Century 7 rig. Intermediate casing (178mm) was set at 2,111 metres and the rig was released on 19 April 2005. Drilling re-commenced on 20 August with the BJ Services Coil Tubing Unit (CTU). The well was drilled to 2,206 metres and was flowing naturally through the flare line at 0.6 million cubic feet per day on a ½ inch choke.

Activities recommenced on 17 November when the bottom hole assembly became stuck. The bottom hole assembly was disconnected from the coil tubing and remained in the hole. The BJ CTU rig was released on 19 November. A workover rig was moved onto the site on 3 December and successfully recovered the bottom hole assembly. Due to concerns with hole stability the well has been suspended and the Joint Venture is considering the forward plan for the well which may include a sidetrack. The workover rig was released on 17 December.

Progress for the week was 0 metres.

Significant non operated wells

Bunjong 1

Well type:	Oil Exploration (onshore)
Location:	Perth Basin, Western Australia (L 2) 2.2 kilometres north of the township of Dongara. Latitude: 29° 13' 55.82" S Longitude: 114° 56' 13.10" E
Interests:	Origin Energy Developments Pty Ltd* 50.00% ARC Energy Limited (Operator) 50.00% * wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Dongara Sandstone Secondary targets: Lower Irwin River Coal Measures, High Cliff Sandstone, intraformational sands of the lower Holmwood Shale Proposed total depth: 2,060 metres
Progress and Status:	The well commenced drilling on 4 December using the Century 11 drilling rig. 244 millimetre (9-5/8 inch) surface casing was set at 503 metres measured depth. 216 millimetre (8-1/2 inch) hole was drilled to a total measured depth of 2,205 metres. No significant hydrocarbon shows were observed whilst drilling through the primary and secondary targets. Bunjong 1 was plugged and abandoned and the rig was released at 0700 hours WST on 19 December. Progress for the week was 0 metres.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	22 December 2005
From	Bill Hundy	Pages	2
Subject	**SETTLEMENT OF MOOMBA INSURANCE CLAIM**		

Please find attached an announcement regarding the settlement of the Moomba insurance claim.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

22 December 2005

Settlement of Moomba Insurance Claim

Origin Energy today announced that the insurance claim made in relation to the explosion and fire that occurred at Moomba on 1 January 2004 has been settled with the insurers. Origin Energy was an insured under the policy effected by Santos on behalf of the Cooper Basin Producers.

The insurers agreed that losses would be recoverable under the policy in December 2004 and the quantum of the claim has now been resolved. The total net amount of the claim admitted (after deductibles) is $231 million, covering business interruption and property damage.

Origin's share of the proceeds will be approximately $30 million inclusive of advance payments already received. Origin has booked receivables for approximately 60% of this amount in prior periods. The balance will be accounted for in the current half year result, the receipt of which has already been included in advice on Origin's profit performance for the 2006 Financial Year.

For further information on this release, please contact:

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255

082-34934



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 December 2005
From	Bill Hundy	Pages	4
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street, Sydney NSW 2000



ASX Release

15 December 2005

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Wynn 2

Well type:	Gas Appraisal (Onshore)
Location:	Otway Basin, South Australia (PRL 1) 650 metres northwest of the Wynn 1 well. Latitude: 37° 24' 41.04" S Longitude: 140° 52' 49.77" E
Interests:	Origin Energy Resources limited* (Operator) 26.42% SAGASCO South East Inc* 73.58% * wholly owned subsidiaries of Origin Energy Limited
Objective:	Primary target: Sawpit Sandstone Secondary target: Nil Proposed total depth: 2,950 metres
Progress and Status:	The well commenced drilling on 29 November with the Century 7 drilling rig. 244 millimetre (9-5/8 inch) casing was set at 795 metres. At 06:00 hours CST today the well was drilling 216 millimetre (8-1/2 inch) hole in the Upper Sawpit Shale at a depth of 2,708 metres. Progress for the week was 1,043 metres.

082-34934

Namarah 7

Well type:	Gas Appraisal (onshore)
Location:	Surat Basin, Queensland (PL 71) Approximately 500m south of the Namarah 1 well. Latitude: 27° 22' 55.90" S Longitude: 149° 19' 10.95" E
Interests:	Origin Energy CSG Limited* / Angari (Operator) 90.0% Santos QNT Pty Ltd 10.0% Ausam is funding the well as part of a farmin agreement *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Showgrounds Sandstone basal Rewan Sandstone Secondary target: upper to lower Rewan Sandstone Proposed total depth: 2,222.8 metres

Progress and Status:

The well commenced on 8 April 2005 with the Century 7 rig. Intermediate casing (178mm) was set at 2,111 metres and the rig was released on 19 April 2005. Drilling re-commenced on 20 August with the BJ Services Coil Tubing Unit (CTU). The well was drilled to 2,206 metres and was flowing naturally through the flare line at 0.6 million cubic feet per day on a ½ inch choke.

Activities recommenced on 17 November when the bottom hole assembly became stuck. The bottom hole assembly was disconnected from the coil tubing and remained in the hole. The BJ CTU was released on 19 November. A workover rig was moved onto the site on 3 December and has successfully recovered the bottom hole assembly.

At 06:00 hours EST today the operations were running preparing to clean out the well with nitrogen. The BJ CTU will be mobilised to drill the basal Rewan sandstone underbalanced.

Progress for the week was 0 metres.

Significant non-operated wells

Bunjong 1

Well type:	Oil Exploration (onshore)
Location:	Perth Basin, Western Australia (L 2) 2.2 kilometres north of the township of Dongara. Latitude: 29° 13' 55.82" S Longitude: 114° 56' 13.10" E
Interests:	Origin Energy Developments Pty Ltd* 50.00% ARC Energy Limited (Operator) 50.00% * wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Dongara Sandstone Secondary targets: Lower Irwin River Coal Measures, High Cliff Sandstone, intraformational sands of the lower Holmwood Shale Proposed total depth: 2,060 metres
Progress and Status:	The well commenced drilling on 4 December using the Century 11 drilling rig. 244 millimetre (9-5/8 inch) surface casing was set at 503 metres measured depth. 216 millimetre (8-1/2 inch) hole was drilled to a total measured depth of 2,205 metres. No significant hydrocarbon shows were observed whilst drilling through the primary and secondary targets. At 06:00 hours WST today, the well was rigging up to run wireline logs. Progress for the week was 1,702 metres.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au


082-34934


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 December 2005
From	Bill Hundy	Pages	4
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

8 December 2005

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non-operated wells.

Operated Wells

Wynn 2

Well type: Gas Appraisal (Onshore)

Location: Otway Basin, South Australia (PRL 1)
650 metres northwest of the Wynn 1 well.

Latitude: 37° 24' 41.04" S
Longitude: 140° 52' 49.77" E

Interests:

Origin Energy Resources limited* (Operator)	26.42%
SAGASCO South East Inc*	73.58%

* wholly owned subsidiaries of Origin Energy Limited

Objective:

Primary target: Sawpit Sandstone
Secondary target: Nil
Proposed total depth: 2,950 metres

Progress and Status: The well commenced drilling on 29 November with the Century 7 drilling rig. 244 millimetre (9-5/8 inch) casing was set at 795 metres.

At 08:30 hours CST today the well was drilling 216 millimetre (8-1/2 inch) hole in the Katnook Sandstone at a depth of 1,665 metres.

Progress for the week was 1,175 metres.

Namarah 7

Well type:	Gas Appraisal (onshore)
Location:	Surat Basin, Queensland (PL 71)
	Approximately 500m south of the Namarah 1 well.
	Latitude: 27° 22' 55.90" S Longitude: 149° 19' 10.95" E
Interests:	Origin Energy CSG Limited* / Angari (Operator) 90.0% Santos QNT Pty Ltd 10.0%
	Ausam is funding the well as part of a farmin agreement
	*a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Showgrounds Sandstone basal Rewan Sandstone Secondary target: upper to lower Rewan Sandstone Proposed total depth: 2,222.8 metres
Progress and Status:	The well commenced on 8 April 2005 with the Century 7 rig. Intermediate casing (178mm) was set at 2,111 metres and the rig was released on 19 April 2005. Drilling re-commenced on 20 August with the BJ Services Coil Tubing Unit (CTU). The well was drilled to 2,206 metres and was flowing naturally through the flare line at 0.6 million cubic feet per day on a ½ inch choke.
	Activities recommenced on 17 November shortly after which the bottom-hole assembly became stuck. The bottom-hole assembly was disconnected from the coil tubing and remained in the hole. The BJ CTU rig was released on 19 November. A workover rig was moved onto the site on 3 December. Fishing operations to retrieve the bottom-hole assembly are in progress.
	Progress for the week was 0 metres.

Significant non operated wells

Bunjong 1

Well type:	Oil Exploration (onshore)
Location:	Perth Basin, Western Australia (L 2) 2.2 kilometres north of the township of Dongara. Latitude: 29° 13' 55.82" S Longitude: 114° 56' 13.10" E
Interests:	Origin Energy Developments Pty Ltd* 50.00% ARC Energy Limited (Operator) 50.00% * wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Dongara Sandstone Secondary targets: lower Irwin River Coal Measures, High Cliff Sandstone, intraformational sands of the lower Holmwood Shale Proposed total depth: 2,060 metres
Progress and Status:	The well commenced drilling on 4 December using the Century 11 drilling rig. 244 millimetre (9-5/8 inch) surface casing was set at 503 metres measured depth. At 06:00 hours WST today, the well was pressure-testing the blow-out preventor (BOP) prior to drilling ahead. Progress for the week was 506 metres.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au







To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	8 December 2005
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.036826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 December 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	791,361,325	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	15,756,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 8 December 2005
Company Secretary

Print name: William M Hundy


082-34934





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	6 December 2005
From	Bill Hundy	Pages	2
Subject	**BassGas Project Status Update: Onshore commissioning commences**		

Please find attached, a status update for the BassGas Project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

6 December 2005

BassGas Project Status Update: Onshore commissioning commences

Origin Energy Resources Limited ("Origin") as operator for the BassGas Project advises that the onshore gas plant at Lang Lang is now mechanically complete and that pre-commissioning and commissioning has commenced.

This will involve the introduction of nitrogen gas into the plant to pressure test vessels and safety systems, the introduction of sales quality gas to further test additional components and finally raw gas from the offshore platform to complete commissioning and performance testing of the full gas processing stream.

In the meantime Consafe Offshore AB (publ) has agreed to deliver a substitute vessel for the Safe Concordia to fulfil its commitments to provide a floating accommodation vessel for the BassGas Project. A sister ship, the Safe Astoria, is currently en-route from Singapore and is scheduled to arrive at the Yolla platform site in mid-December. Arrival and commencement of operations from the vessel will enable rectification work required prior to the commissioning of the offshore platform to be accelerated.

The date at which the project will be fully operational is unchanged from previous advice, with product sales commencing in February and full product sales expected from late March.

Project participants are:

Origin Energy Resources Limited*	37.5% (Operator)
Origin Energy Northwest Limited*	5.0%
AWE Petroleum Pty Ltd	30.0%
CalEnergy Gas (Australia) Limited	15.0%
Wandoo Petroleum Pty Ltd	12.5%

*a wholly owned subsidiary of Origin Energy Limited

For further information on this release, please contact:

Mr Angus Guthrie
Manager, Investor Relations
Origin Energy
Telephone: (02) 8345 5558
Mobile: 0417 864 255





To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	5 December 2005
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached a media release entitled "Origin's Revolutionary SLIVER technology wins REDI Grant".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Media Release

5 December 2005

Origin's Revolutionary SLIVER technology wins REDI Grant

SLIVER technology has ended 2005 with another accolade by winning $5 million in grant funding from AusIndustry's Renewable Energy Development Initiative (REDI) program.

"REDI is a terrific program fostering innovation in renewable energy, an area that is critical to retaining our future quality of life", said Phil Mackey, General Manager Renewable and Low Emission Technologies.

"We are delighted to see Origin's exciting SLIVER technology recognised for its potential by the Australian Government. This grant will assist Origin take SLIVER technology to international markets".

The grant will also enable Origin Energy Solar to continue its SLIVER research and development program and manufacturing process development to ensure the ongoing competitiveness of the technology, thereby assisting Australia regain its global market share in the photovoltaic sector.

Phil Mackey will accept the award at a ceremony on Monday morning at Parliament House in Canberra.

Background:

Origin Energy's revolutionary SLIVER technology was invented in conjunction with the Australian National University's Centre for Sustainable Energy Systems. A $1 million grant from the Government's Australian Greenhouse Office contributed to the technology development.

SLIVER technology benefits include:

- Improved tolerance to partial shade = better real world performance
- low silicon use without losing any performance
- mono-crystalline, high performance silicon with more than 30 years of proven reliablity
- invented and produced in Australia.

Construction of the Origin Energy Solar manufacturing plant was completed in September 2004, with first modules reaching pre-production in December 2004 with progressively larger modules being produced throughout 2005.
Origin Energy is Australia's number one grid-connect solar retailer - with a national market share of over 30%.

In 2005 SLIVER® has won a Global Eco-Tech 100 Award, Australia's leading environmental prize; a prestigious Banksia Environment Award and was short-listed for a Eureka Award and an Australian Institute of Energy - Excellence in Energy Award.

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street, Sydney NSW 2000



SLIVER® is a registered trade mark of Origin Energy Solar Pty Ltd, a wholly owned company of Origin Energy Limited, Australia's second largest energy company.

For more information and images, please contact:

Media
Wayne Gregory
National Manager Public Affairs
Phone: 03 9652 5886
Mobile: 0419 587 375

For SLIVER technology Enquiries
Natali Nagy
Marketing and Communications
Phone: 08 8217 5876
Mobile: 0417 879 670
natali.nagy@originenergy.com.au

Investors
Angus Guthrie
Manager Investor Relations
Phone: 02 8345 5558
Mobile 0417 864 255





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 December 2005
From	Bill Hundy	Pages	21
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached Origin Energy's AGM Report to Shareholders, which will be sent to shareholders today. The report is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


Annual
General Meeting
Report to
Shareholders
20 October 2005
Origin
energy

082-34934



Kevin McCann
Chairman

Contents

Annual General Meeting

Melbourne Exhibition Centre
2 Clarendon Street, Southbank
Melbourne, Victoria
10.30am, Thursday, 20 October 2005

Meeting Results

Dear Shareholder

The Annual General Meeting (AGM) of Origin Energy was held in Melbourne on Thursday 20 October 2005. Some 240 shareholders and visitors attended the meeting.

For those of you that were unable to attend the meeting, my address and the address of the Managing Director, Grant King have been set out in this report.

The results of the business conducted at the meeting are set out on the following pages. All resolutions were approved on a show of hands.

Item 1 – Financial statements and reports

The Financial Statements, Directors' Report and Auditor's Report for the year ended 30 June 2005 were laid before the meeting and were received and considered.

Shareholders were given the opportunity to ask questions and make comments on the management of the company. Shareholders congratulated the Board and management on the company's strong performance in the 2004/05 year. Questions were answered on matters including the effect of the recently announced decrease in wholesale electricity tariffs, the level and impact of customer churn and Origin's GreenEarth initiative.

Items 2 – Adoption of Remuneration Report

In accordance with section 250R(2) of the Corporations Act 2001, the Remuneration Report was put to shareholders for adoption.

Shareholders were given the opportunity to ask questions and make comments on the Remuneration Report. The company was commended on its well structured report. Questions were answered on the benefits accruing under the Non-Executive Directors' Retirement Benefit Scheme which was terminated in 2002. While it was acknowledged that the company had followed best practice by terminating the scheme, it was felt that consideration should be given to terminating any future benefits accruing under the scheme and paying out the benefits to Directors. I have undertaken to ensure that this will be reviewed and the Remuneration Committee will consider the available options.

The resolution was passed by shareholders on a show of hands. For the record the following proxy votes were received in relation to the resolution:

For:	375,004,433
Against:	6,984,715
Open:	14,165,727

Item 3(a) – 3(b) – Election of Directors

Directors, Mr Bruce Beeren and Mr Colin Carter were retiring and sought re-election by shareholders. Each Director seeking re-election addressed the meeting outlining the qualities they brought to the Origin Board and their contribution as a Director.

Both Bruce Beeren and Colin Carter were re-elected on a show of hands. For the record the following proxy votes were received in relation to the resolutions:

Re-election of Bruce Beeren:

For:	374,080,577
Against:	8,876,790
Open:	14,401,740

Re-election of Colin Carter:

For:	381,704,176
Against:	974,237
Open:	14,703,046

Item 4 – Amendments to Company Constitution

This resolution sought the approval of shareholders to amend the Constitution of the company to bring it up to date with the current provisions of the Corporations Act and the Listing Rules of the Australian Stock Exchange.

The resolution was passed as a special resolution by shareholders on a show of hands. For the record the following proxy votes were received in relation to the resolution:

For:	381,156,738
Against:	539,103
Open:	14,804,010

Item 5 – Renewal of proportional takeover provisions in the Constitution

This resolution was that the takeover approval provisions in Article 64 of the Constitution be renewed for a further three years. The effect of the article is that any partial takeover may only proceed with the approval of a shareholders' meeting.

The resolution was passed as a special resolution by shareholders on a show of hands. For the record the following proxy votes were received in relation to the resolution:

For:	378,686,329
Against:	2,343,845
Open:	14,875,813

I trust that this report is of interest to shareholders who were unable to attend the meeting. A full audio webcast of the proceedings is available on the company's website www.originenergy.com.au.

Kevin McCann
Chairman

Chairman's Address

Annual General Meeting

20 October 2005

Ladies and Gentlemen,

It has been an eventful year for Origin Energy.

Our net profit after tax increased by 30% to $266 million and earnings per share increased 24% to 37.2 cents per share. Free cash flow was up 28% to $447 million.

A final fully franked dividend of eight cents per share was paid on 26 September 2005, increasing the total dividend to 15 cents per share. Total dividend payments have increased 27% on an expanded capital base reflecting our growth in earnings over the year.

Since the beginning of the last financial year our share price has risen 18% despite recent volatility in the market. This growth has been accompanied by total capital expenditure of $1,474 million which was substantially increased over $509 million in the prior year.

Of this, $943 million was spent on the acquisition of a 51.4% controlling interest in Contact Energy in New Zealand in October 2004. Contact is an integrated energy supplier with interests in more than 2,700 MW of hydro, geothermal, combined and open cycle gas generation with around 600,000 gas and electricity customers. Contact has made an initial contribution of $22.3 million in net profit in the nine months following our acquisition. Contact's profit for that period was up 37% from its performance in the previous year, benefiting from increased electricity prices and increased contributions from its gas business. The Contact acquisition brings geographical diversity to our integrated energy business model and greatly increases the generating assets under our ownership. We have been very pleased with the results of Contact over the first year and its expected results going forward continue to be in line with our expectations.

Capital expenditure on growth and stay-in-business projects was $507 million up from $323 million in the previous year. The majority of the growth capital has been spent on the continued development of our coal seam gas, BassGas and Otway projects over the year. The Spring Gully Coal Seam Gas Project was completed in June 2005 on schedule and on budget and is now delivering gas into our long term supply contracts. Oil production in the Perth Basin has continued to grow following a successful development program. The construction of the BassGas Project has been disappointing with significant construction delays and cost overruns. Remediation work to complete construction is now near to completion and the project will commence commissioning in late December this year.

The BassGas Project economics remain robust due to the significant increase in gas reserves, an increase in the price of condensate and the appreciation of the Australian dollar against the US dollar, as a significant element of the project expenditure was incurred in US dollars. The Thylacine and Geographe development in the offshore Otway Basin will be completed and deliver first gas in mid 2006. Development of our retail capabilities and marketing channels has seen further improvement in the Retail results in an environment of increasing competition and customer churn. We have funded this growth with a mixture of equity and debt.

Shareholders strongly supported a pro-rata one-for-six Renounceable Rights Issue in April this year which raised $633 million. This capital enabled the redemption of the redeemable preference shares and repayment of debt that were issued to fund the Contact acquisition. In June we completed the placement of $NZ422 million and US$50 million of senior unsecured notes into the US private placement debt market, which lengthened our debt maturity profile.

Our net debt-to-capitalisation ratio has increased to 41% at 30 June 2005 from 31% in the previous year, which is in line with our target gearing ratio. Our interest cover remains strong at four times EBIT.

At the time of our acquisition of Contact, Origin was rated A-/negative watch by Standard and Poor's. Following the equity raising in April we were re-rated but have maintained an investment grade rating of BBB+/stable. Our balance sheet capacity remains strong and gives us funding capacity to take advantage of future growth opportunities as they arise.

During a year of significant achievement and intense activity, we have been able to continue to improve our safety performance. The Lost Time Injury Frequency Rate

has improved from 2.6 to 2.36 injuries per million hours worked with reduction also achieved in the severity of injuries. The Total Reportable Case Frequency Rate fell from 20.7 to 17.1 per million hours worked. Safety remains a key focus of the Board and for employees and we will continue our efforts to further improve safety over the coming year.

It has been a particularly active year for the Board. Directors have contributed a significant amount of additional time in unscheduled meetings in the consideration of the acquisition of Contact and development of major projects. They have visited operations in Australia and New Zealand, met with management on site and major customers, suppliers, regulators and government. The Board has also overseen Origin's response to a number of new reporting requirements for this year, notably the adoption of the Australian equivalents to International Financial Reporting Standards (A-IFRS) and the enhanced remuneration disclosures.

I would now like to make some remarks about the outlook for the coming year. Our operational focus will be to bring a number of projects to fruition. This will include the commencement of commercial operation of the BassGas Project, completion of the Otway Gas Project, ongoing engineering and planning work on the Kupe Gas Project in New Zealand, the planning and approval of major power generation projects in Queensland and Victoria, and the ongoing development of Origin's solar business.

The financial year ending 30 June 2006 will be the first year to be reported under the new A-IFRS. These new standards may introduce a higher degree of volatility into the financial results reported by Origin, particularly in relation to the treatment of financial instruments used to hedge the company's exposure to the purchase price of electricity and in the case of Contact debt, movements in foreign exchange rates and interest rates.

The first quarter results for each year, being the winter quarter, are important in determining our overall performance for the full year. Despite a reasonably mild winter our first quarter results have been quite strong and have set us up well for the balance of the year.

At the full year we re-stated our earnings for the year at $299 million on a recurring A-IFRS basis and projected that they will increase by approximately 10% in 2006.

Based on first quarter results and despite further delays in BassGas and an easing in oil prices, our current expectations are that recurrent earnings for the full year will be 10 to 15% higher than our re-stated earnings last year.

I would like to thank my fellow Directors for their contribution and support throughout the year and our Managing Director, Grant King, his executive management team and all our employees for their contribution to another successful year.

I will now introduce Grant King to speak further to you about the challenges and opportunities that have arisen this year and will shape our outlook in the years ahead.

Kevin McCann
Chairman



Grant King
Managing Director

Managing Director's Address

Annual General Meeting

20 October 2005

Ladies and Gentlemen,

The release of our full year results, the Annual Report, Sustainability Report and our Chairman's Address today all make available a significant amount of information on the company's performance. You will know from this information that your company has continued to grow, and in so doing, produced good returns for shareholders.

I would like to focus this brief presentation today on some of the challenges and opportunities we see in continuing to grow the company. Arguably the most important of these is to ensure that we have available to us the people, skills and resources necessary to run the existing business well and deliver on the major development projects that are a key driver of the company's growth.

In this regard we have implemented a major internal re-organisation of the company earlier this year designed to focus on running the existing businesses well in both Australia and through Contact Energy in New Zealand. We have also focussed our Exploration and Corporate Development teams on continuing to deliver opportunities for continued growth and the Major Development Projects team is focussed on delivering the major capital projects. We have also made a number of key new appointments to add capability and strength to our senior management team. This has happened in a year in which the resources boom in Australia and overseas has seen a very significant tightening in availability of skilled resources.

A real example of the challenges we face has been the difficulty in completing and commissioning the BassGas Project. These include disputes with the contractor over performance, the availability of skilled labour particularly in electrical and instrument trades, our own project management capacity when Origin as operator was required to take over the project and most recently damage to the support vessel, the Safe Concordia to name just a few. We now expect this project to commence commissioning in late December and become operational during the first quarter 2006.

In contrast to the difficulties faced on the BassGas Project, the Coal Seam Gas Project at Spring Gully in Queensland has gone very well. It was completed on schedule in June this year and under budget and is now performing well ahead of expectation.

The development of the Offshore Otway Project, operated by Woodside, is also tracking well. We are expecting commissioning of this project to commence in the middle of 2006 and begin making a major contribution early in the next financial year.

All of these previously mentioned projects were committed prior to the tightening in availability of material (such as steel) and resources that have now become so evident in the upstream petroleum industry. This has increased the cost and complexity of new projects and resulted in a delay in the Final Investment Decision on our Kupe Project in New Zealand to early 2006.

The past year has also seen the consolidation of Contact Energy into Origin Energy's results for the first time. Whilst the initial contribution from Contact is only for a nine month period, the performance of Contact's business has met our expectations. Contact recently reported its results for the nine months to June 2005 (as Contact has now adopted the same year end as Origin) and reported an increase in profits of 37% to NZ$138.2 million compared to the previous corresponding period.

At Contact's AGM last week, shareholders were told of the challenge facing New Zealand in general, and Contact in particular, following the tightening of supply of natural gas and the need to identify the next major fuel source for New Zealand. The consequent increase in gas costs is causing a tightening of margins for Contact. This has apparently caused a more cautious outlook for earnings amongst some investors but is consistent with the view Origin formed at the time of acquisition. Therefore, this recent commentary on Contact's outlook does not impact on our outlook for Origin. From Origin's perspective we see the challenge of addressing this fuel constraint as an opportunity for our exploration and project development teams over the next five years.

It has also been a challenging year in our Retail business with higher levels of retail competition than we expected a few years ago. Encouragingly we have been able to maintain our retail margins despite higher levels of customer churn, establish a competitive position in the NSW retail market and note the move to open up competition in retail mass markets for electricity and gas in Queensland, which will create further opportunities for Origin.

Whilst people, skills and resources are a key driver of growth, these must be focused through a clear strategy for our business. We have been focused on the continued development of an integrated energy business in Australia and New Zealand and this strategy continues to be appropriate. By implementing this strategy we believe that the next phase of growth after successful completion of our upstream projects will be the acquisition or development of major generation opportunities in Australia and New Zealand.

We continue to progress development approvals for power projects in Victoria and Queensland and through Contact Energy we are examining ways to develop the already consented Otahuhu site near Auckland in New Zealand.

We are also mindful that in the energy industry carbon contribution to climate change is a critical long term issue that is yet to be effectively addressed. It is imperative that effective mechanisms are established for costing and reducing carbon emissions.

Origin continues to address this issue by seeking to develop a fuel portfolio of renewables and gas with lower carbon intensity than conventional fossil fuels. We are also making good progress in developing our SLIVER cell photovoltaic technology and supporting through Geodynamics, hot fractured rock technology.

In summary, this has been a year of significant challenge and a year of good progress. We have, through significant internal change, added new capability to our company and we can see many opportunities for us to continue to pursue in the years ahead.

The Board has given generously of their time and expertise to support the continued development of the company. Management and all employees have contributed greatly to our continued success. I thank them all for their efforts.

Grant King
Managing Director

Abbreviations

ASX – Australian Stock Exchange
AGM – Annual General Meeting
CSG – Coal seam gas
A-IFRS – Australian equivalents to International Financial Reporting Standards



082-34934

Shareholding enquiries

Link Market Services Limited
(Formerly ASX Perpetual Registrars Limited)
Locked Bag A14
Sydney South NSW 1235

Telephone 1300 664 446
e-mail registrars@linkmarketservices.com.au
Website www.linkmarketservices.com.au

Other enquiries

Company Secretary
Origin Energy Limited
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9252 1566
e-mail enquiry@originenergy.com.au
Website www.originenergy.com.au

Origin Energy Limited
ABN 30 000 051 696


Origin
energy


Origin
energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 December 2005
From	Bill Hundy	Pages	3
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

1 December 2005

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non operated wells.

Operated Wells

Wynn 2

Well type: Gas Appraisal (Onshore)

Location: Otway Basin, South Australia (PRL 1)
650 metres northwest of the Wynn 1 well.

Latitude: 37° 24' 41.04" S
Longitude: 140° 52' 49.77" E

Interests:

Origin Energy Resources limited* (Operator)	26.42%
SAGASCO South East Inc*	73.58%

* wholly owned subsidiaries of Origin Energy Limited

Objective:
Primary target: Sawpit Sandstone
Secondary target: Nil
Proposed total depth: 2,950 metres

Progress and Status: The well commenced drilling on 29 November with the Century 7 drilling rig.

At 0600 hours CST today the well was drilling 311 millimetre (12-1/4 inch) hole in the Eumeralla Formation at a depth of 490 metres.

Progress for the week was 490 metres.

Myall Creek 5

Well type:	Gas Appraisal (onshore)
Location:	Surat Basin, Queensland (PL 174)
	Approximately 90m north of the Myall Creek 2 well.
	Latitude: 27° 04' 13.72" S Longitude: 149° 12' 24.87" E
Interests:	Origin Energy CSG Limited* 100.0%
	*a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: basal Rewan Sandstone Secondary target: upper to lower Rewan Sandstone Proposed total depth: 1,933 metres
Progress and Status:	The well commenced on 11 June 2005 with the Century 7 drilling rig. Intermediate casing (178mm) was set at 1,840 m and the rig was released on 19 June 2005. Drilling re-commenced on 26 November with the BJ Services Coil Tubing Unit (CTU). The well was drilled underbalanced to 1,925 metres and flowed gas to surface through the flare line at approximately 21 million cubic feet per day on a 1 inch choke with a flowing pressure of 816 psig from the basal Rewan Sandstone. The well has been suspended as a future basal Rewan gas producer. The CTU unit was released on 29 November.

Significant non-operated wells

There are no significant non-operated wells to report.

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 November 2005
From	Bill Hundy	Pages	5
Subject	**WEEKLY DRILLING REPORT**		

Please find attached the Weekly Drilling Report which provides an update on conventional exploration, appraisal and development wells operated by Origin Energy, its subsidiaries and significant non operated wells.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

28 November 2005

Origin Energy Weekly Drilling Report

Origin Energy provides the following update on conventional exploration, appraisal and development wells operated by the company and its subsidiaries and significant non operated wells.

Operated Wells

Namarah 7

Well type:	Gas Appraisal (onshore)
Location:	Surat Basin, Queensland (PL 71) Approximately 500m south of the Namarah 1 well. Latitude: 27° 22' 55.90" S Longitude: 149° 19' 10.95" E
Interests:	Origin Energy CSG Limited* / Angari (Operator) 90.0% Santos QNT Pty Ltd 10.0% Ausam is funding the well as part of a farm-in agreement *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Showgrounds Sandstone Basal Rewan Sandstone Secondary target: Upper to lower Rewan Sandstone Proposed total depth: 2,222.8 metres
Progress and Status:	The well commenced on 8 April 2005 with the Century 7 rig. Intermediate casing (178mm) was set at 2,111 metres and the rig was released on 19 April 2005. Drilling re-commenced on 20 August with the BJ Services Coil Tubing Unit (CTU). The well was drilled to 2,206 metres and was flowing naturally through the flare line at 0.6 MMscf/d on a 1/2 inch choke when failure of the power pack caused a loss of hydraulics and spooling of the coil. Activities recommenced on 17 November when the bottom hole assembly became stuck. The bottom hole assembly has been disconnected from the coil tubing and remains in the hole. Drilling operations have been suspended until a workover rig is available to retrieve the assembly. The CTU unit was released to Parknook 7 on 19 November.

082-34934

Parknook 7

Well type:	Gas Appraisal (Onshore)
Location:	Surat Basin, Queensland (PL 71) 1 kilometre west-southwest of the Parknook-5 well. Latitude: 27° 20' 22.58" S Longitude: 149° 18' 12.33" E
Interests:	Origin Energy CSG Limited* /Angari (Operator) 90% Santos QNT Pty Ltd 10% AusAm Resources Limited is funding the well as part of a farm-in agreement. *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Showgrounds Sandstone Basal Rewan Sandstone Secondary target: Upper to lower Rewan Sandstone Proposed total depth: 2,094 metres
Progress and Status:	The well commenced on 23 April 2005 and reached a total depth of 2,100 metres on 30 April 2005. 178 mm intermediate casing was set at 2,098 metres. Drilling re-commenced on 21 November with the BJ Services Coil Tubing Unit (CTU). The well was drilled to a total depth of 2,204 metres. The hole was cleaned and the well was displaced to nitrogen and a open hole flow test was conducted. The well flowed gas to surface at a rate too small to measure. At 06:00 hours EST on 25 November the wireline logging had been completed. The well was plugged and abandoned when a workover rig became available. Progress for the week ending 25 November was 106 metres. The CTU unit will be moved to the Myall Creek 5 well.

Significant non-operated wells

Senecio 2

Well type:	Gas Appraisal (Onshore)
Location:	Perth Basin, Western Australia (L 2) Sidetrack of Senecio 1. Latitude: 29° 14' 25.94" S Longitude: 115° 05' 29.28" E
Interests:	Origin Energy Developments Pty Ltd* 50% ARC Energy Limited (Operator) 50% *a wholly owned subsidiary of Origin Energy Limited
Objective:	Primary target: Dongara Sandstone Secondary target: Wagina Formation Proposed total depth: 2,850 metres measured depth
Progress and Status:	The sidetrack commenced on 15 November 2005 with the Century 11 drilling rig and reached a total depth of 2,863 metres measured depth on 21 November 2005. A completion string was run in the well and a cleanup flow undertaken with the rig on location. During the cleanup flow the well flowed gas to surface at varying pressures and rates. No separator was utilised for the clean up flow and consequently flow rates are unable to be accurately determined. Gas flow rates ranging from 1.6 to 3.7 million standard cubic feet per day were recorded from the Dongara Sandstone during a planned 6-hour clean-up flow period. At 0600 hours WST on 25 November the operation was rigging down. Progress for the week ending 25 November was 100 metres.

Cowrie 1

Well type:	Oil Exploration (Onshore)
Location:	Otway Basin, South Australia (PEL 27) Approximately 25 kilometres southwest of Naracoorte Latitude 37° 12' 52.48" S Longitude 140° 35' 37.90" E

082-34934

Interests:	Beach Petroleum Ltd (Operator)	30%
	Origin Energy Resources Limited*	50%
	Essential Petroleum Resources Limited	20%

*a wholly owned subsidiary of Origin Energy Limited

Objective:	Primary target:	Sawpit Sandstone
	Secondary target:	Nil
	Proposed total depth:	1,408 metres

Progress and Status:

The well commenced on 14 November 2005 with the Century 7 drilling rig and reached a total depth of 1,419 metres on 21 November, 2005. Cowrie 1 was plugged and abandoned and the rig released at 1930 hours CST on 23 November 2005 after wireline logs confirmed a lack of hydrocarbons in the well.

Progress for the week ending 25 November was 1,175 metres.

The Century 7 drilling rig will now move to drill the Wynn 2 well (Origin 100%) in the South Australian Permit PRL 1.

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au



082-34934


SEC MAIL PROCESSING SECTION
RECEIVED
WASH, D.C.

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	28 November 2005
From	Bill Hundy	Pages	2
Subject	**MYALL CREEK 5 GAS APPRAISAL WELL UPDATE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached, a report in relation to the Myall Creek 5 Gas Appraisal Well in the onshore Surat Basin.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

28 November 2005

Myall Creek 5 gas appraisal well, onshore Surat Basin, tests at 21 million cubic feet per day

Origin Energy Limited provides the following update on the Myall Creek 5 gas appraisal well, located in the onshore Surat Basin Production Licence PL174.

The well commenced on 11 June 2005 with the Century 7 rig. Intermediate casing (178mm) was set at 1,840 metres and the rig was released on 19 June 2005.

Drilling re-commenced on 26 November with the BJ Services Coil Tubing Unit (CTU). The well was drilled underbalanced using nitrogen to 1,925 metres and, at 0600 hours EST today, was flowing gas through the flare line at approximately 21 million cubic feet per day on a 1 inch choke with a flowing pressure of 816 psig from the basal Rewan sandstone.

This is the first confirmed commercial flow of gas from the Basal Rewan Sandstone within the Myall Creek Field.

At this stage it is too early to determine the level of reserves which may be being addressed by this well.

Surface coordinates for the Myall Creek 5 drilling location are as follows:

Latitude:	27° 04' 13.72" S
Longitude:	149° 12' 24.87" E

Participation in Myall Creek 5:

Origin Energy CSG Limited*	100.0%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Rob Willink
Executive General Manager - Exploration
Origin Energy
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au


082-34934


Origin
energy

To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	25 November 2005
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached a media release entitled "Spring Gully Gas Development to help meet Queensland's growing demand for energy".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Media Release

25 November 2005

Spring Gully Gas Development to help meet Queensland's growing demand for energy

The official opening of the Spring Gully coal seam gas[1] development by Queensland Premier Peter Beattie today heralds the maturing of the coal seam gas industry which is providing an increasing proportion of eastern Australia's energy needs.

Origin has spent $450 million developing Queensland coal seam gas infrastructure over the past 10 years. At Spring Gully the company has spent $200 million, representing one of the largest investments in an onshore petroleum development since the Cooper Basin South West Queensland development more than a decade ago.

The new Spring Gully plant will help meet the steady increase in energy consumption accompanying the ongoing growth of the Queensland economy, with the gas being used to supply Queensland customers, as well as customers in southern states.

"Coal seam gas is a competitive and proven source of gas for Queensland and eastern Australian gas markets. Origin's Spring Gully facilities will help continue the growth of this Queensland resource. Within the last five years coal seam gas reserves have increased 10-fold and coal seam gas now supplies 30% of the Queensland market," said Grant King, Managing Director of Origin Energy.

The Spring Gully plant, built with the co-operation of local communities, local governments and the Queensland State Government, has been developed to harness coal seam gas reserves with a current capacity of 36 terajoules per day(TJ/day)[2].

Completed on budget and after a relatively short 20 month construction period, the Spring Gully development includes 48 coal seam gas wells, water management facilities, a 90 km gas transmission pipeline and a gas processing plant.

"Over the next 18 months to two years, we plan to spend an additional $100 million to increase the capacity of the Spring Gully facilities to 75 TJ/day with further investments planned over the next decade to increase capacity to 150 TJ/day, four times its current capacity," Mr King said.

---

[1] Coal seam gas (CSG) is natural gas stored in coal seams. Once produced it can be used for all the same purposes and in all the same applications as the natural gas currently distributed by pipelines around the state. Queensland is endowed with vast coal resources, not all of which are accessible to miners. However gas contained within these coal resources can be accessed by drilling into the coal seam, extracting water to reduce the pressure and capturing the gas which is then liberated.

[2] A joule is a measure of energy. A terajoule (TJ) is equivalent to 10^{12} joules, and a petajoule (PJ) is 10^{15} joules.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000

082-34934



"With vast coal deposits in the Bowen Basin, the Fairview and Spring Gully fields have proved and probable reserves of over 1,800 PJ, and Origin anticipates that these fields will ultimately yield reserves of over 4,000 PJ. This is enough to supply the Queensland gas market at current market demand for 40 years and is more gas than produced and sold from all other Queensland gas resources to date."

As Premier Beattie noted in his October mini budget speech, electricity consumption alone in Queensland over the last decade has grown by 53% and will continue to grow. With the Queensland Government's commitment to increasing electricity generation from natural gas, coal seam gas is ideally placed to help meet that need.

Mr King said Origin had also announced plans for a 1,000 MW power station on this site which would provide energy for Queensland, with half of the greenhouse gas emissions of a coal-fired station of comparable size.

"Should this proposed power station proceed it will mean a further increase in the development of this significant Queensland gas resource. As such these fields will help supply Queensland requirements for both gas and electricity over the next four decades," Mr King said.

"Queensland is endowed with vast coal resources, not all of which is accessible to miners. Through coal seam gas we are able to unlock the value in this resource for the benefit of the Queensland economy."

Contact details:

Media:
Tony Wood
General Manager, Public and Government Affairs
Tele: 03 9652 5506
Mobile: 0419 642 098

Investors:
Angus Guthrie
Manager Investor Relations
Tele: 02 8345 5558
Mobile: 0417 864 255

www.originenergy.com.au/csg




RECEIVED
JAN 2 3 2006

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	21 November 2005
From	Bill Hundy	Pages	2
Subject	**COWRIE 1 OIL EXPLORATION WELL UPDATE**		

Please find attached a report regarding drilling at the Cowrie 1 Oil Exploration well in the onshore Otway Basin, South Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au


Origin
energy

ASX Release

21 November 2005

Cowrie 1 Exploration Well Update, Onshore Otway Basin, South Australia

Origin Energy Limited advises that at 0600 hours CST the operation at the oil exploration well Cowrie 1, operated by Beach Petroleum Limited and located in the onshore Otway Basin, was drilling ahead in the Lower Sawpit Shale at 1,355 metres.

No shows were encountered in the primary objective Sawpit Sandstone.

Participants in PEL 27 and the Cowrie 1 well are:

Beach Petroleum Ltd (Operator)	30.00%
Origin Energy Resources Limited*	50.00%
Essential Petroleum Resources Limited	20.00%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	17 November 2005
From	Bill Hundy	Pages	2
Subject	**COWRIE 1 OIL EXPLORATION WELL UPDATE**		

Please find attached a report regarding drilling at the Cowrie 1 Oil Exploration well in the onshore Otway Basin, South Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



ASX Release

17 November 2005

Cowrie 1 Exploration Well Update, Onshore Otway Basin, South Australia

Origin Energy Limited advises that at 0600 hours CST the operation at the oil exploration well Cowrie 1, operated by Beach Petroleum Limited and located in the onshore Otway Basin, was running 9-5/8 inch (244 millimetre) surface casing at a depth of 510 metres.

Participants in PEL 27 and the Cowrie 1 well are:

Beach Petroleum Ltd (Operator)	30.00%
Origin Energy Resources Limited*	50.00%
Essential Petroleum Resources Limited	20.00%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au


082-34934


Origin
energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	17 November 2005
From	Bill Hundy	Pages	2
Subject	**SENECIO 2 SIDETRACK APPRAISAL WELL UPDATE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached a report in relation to drilling at the Senecio 2 Sidetrack Appraisal Well in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

17 November 2005

Senecio 2 Sidetrack Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy Limited advises that at 0600 hours WST the operation at the Senecio 2 appraisal well, operated by ARC Energy Ltd and located in the onshore Perth Basin Production Licence L2, was waiting on delivery of a replacement top drive unit prior to resuming operations to sidetrack the well.

Following completion of the sidetrack, a clean-up flow will be conducted while the rig is on location.

Surface co-ordinates for the Senecio 2 drilling location are as follows:

Latitude:	29° 14' 25.94" S
Longitude:	115° 05' 29.28" E

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Senecio 2 are:

Origin Energy Developments Pty Ltd*	50.00%
ARC Energy Limited (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Rob Willink
Executive General Manager - Exploration
Origin Energy
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	16 November 2005
From	Bill Hundy	Pages	2
Subject	**SENECIO 2 SIDETRACK APPRAISAL WELL COMMENCES**		

Please find attached a report in relation to the commencement of drilling at the Senecio 2 Sidetrack Appraisal Well in the onshore Perth Basin, Western Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000



ASX Release

16 November 2005

Senecio 2 Sidetrack Appraisal Well Commences Onshore Perth Basin, Western Australia

Origin Energy Limited advises that at 0600 hours WST on 15 November, the current operation at the appraisal well Senecio 2, operated by ARC Energy and located in the onshore Perth Basin Production Licence L2 was pulling out of the hole to clear a possible blockage in the drill string.

Senecio-2 is being drilled as a sidetrack from the Senecio-1 well bore to a total measured depth of approximately 2,850 metres. The sidetrack is designed to penetrate the Dongara and Wagina Sandstone reservoir through the gas column at a relatively high angle to maximize formation contact. To minimise the formation damage interpreted from the Senecio 1 test results, a non invasive drilling fluid will be used to drill the sidetrack and the well will be left as a barefoot completion (not cased).

Following completion of the sidetrack a cleanup flow will be undertaken while the rig is on location.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields) and Senecio 2 are:

Arc Energy Limited (Operator)	50%
Origin Energy Developments Pty Limited*	50%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Rob Willink
Executive General Manager - Exploration
Origin Energy
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



082-34934



To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	16 November 2005
From	Bill Hundy	Pages	3
Subject	**MEDIA RELEASE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

Please find attached a media release entitled "Environment Impact Statement released for the Mortlake Gas Fired Power Station Project".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Media Release

16 November 2005

Environment Effects Statement released for Mortlake Gas Fired Power Station Project

Origin Energy will release on 17 November 2005 its Environment Effects Statement* (EES) for the proposed Mortlake Power Station Project in western Victoria.

The acting Victorian Premier John Thwaites, along with the Mayors of Moyne and Corangamite joined Origin Energy in October 2004 to publicly announce Origin Energy's intention to seek approval for the proposed high efficiency, natural gas fired power station with a nominal capacity of 1,000 MW and associated gas transmission pipeline. A similar project at Spring Gully in Queensland is also undergoing approvals in that State.

Origin Energy's General Manager Public and Government Affairs, Tony Wood said "The EES reflects the detailed and comprehensive work by our project team and specialist consultants as well as consultation with the local community and landowners who live near the proposed power station site and gas pipeline route".

"Community feedback on the project to date has been invaluable to Origin Energy and the release of the EES provides the public with a further opportunity to comment on the project through a formal submission process", said Mr Wood.

The Victorian project would be developed using natural gas sourced from gas reserves in the Otway Basin. Mr Wood said "Utilising natural gas to fuel power stations provides many benefits including lower greenhouse gas emissions, as well as greater flexibility in operating arrangements during the week".

The EES will be on public display at a number of locations within Moyne and Corangamite Shires, including the Moyne shire offices in Mortlake and Port Fairy, the Timboon Post Office, Port Campbell Visitor Information Centre and Garvoc General Store in addition to the Department of Sustainability and Environment offices in Melbourne, Geelong and Warrnambool. The EES will be on display until 12 January 2006. Interested parties can also view the EES on line at www.originenergy.com.au/vicgenproject. A summary brochure has also been prepared and is available from Origin Energy free of charge.

The fourth in a series of Newsletters is being sent to the local community and both the newsletter and brochure will be posted on Origin Energy's website.

Following receipt of submissions from the public in relation to the EES, it is expected that the next step will be the appointment of an independent panel by the Minister

* An Environment Effects Statement or EES describes the likely environmental effects of a proposed development and generally contains a description of the project, its alternatives, an outline of the various approvals that are required for the project to proceed, an outline of the public consultation undertaken and issues raised, description of the existing environment and assessments of the environmental impact of the project. Recommendations by specialist consultants to prevent or reduce any identified adverse effects are also provided.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000





for Planning. The panel will review the EES, considering all written submissions and any submissions it receives through a public hearing process and prepare a report to the Minister. The Minister will then consider the panel report and prepare a formal assessment under the Environment Effects Act. This is expected to commence in early 2006.

Mr Wood said "A decision as to whether the gas fired power station project proceeds to construction is not expected until the second half of 2006. Securing necessary approval for the project is an important step in the project's evolution, and timing will be dependent on other factors such as supply and demand for electricity".

Contact details:

Media:
Tony Wood
General Manager, Public and Government Affairs
Tele: 03 9652 5506
Mobile: 0419 642 098

Investors:
Angus Guthrie
Manager Investor Relations
Tele: 02 8345 5558
Mobile: 0417 864 255

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian energy provider and participant in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 2.1 million Australian homes and business and employs over 3,200 people.


082-34934


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/11/2005

TIME: 16:34:41

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9252-1566

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Presentation to Morgan Stanley Asia Pacific Summit

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, *it* is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Origin energy

Strategy, Performance, and Growth

Delivering Value for Shareholders

Presentation to the Morgan Stanley Asia Pacific Summit

November 2005

Outline

- Industry background and Origin's strategy
- Strategy Implementation
  - In review
  - Looking forward
- Financials

- All references to $ are references to Australian dollars unless otherwise specifically marked
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution from that date.


Origin
energy


Origin
energy
Industry background and
Origin's strategy

End use sales of electricity, gas, and related products and services in Australia and NZ are around A$40 billion per annum and are growing steadily with energy usage.....

A GROWING MARKET

- Growth in domestic demand for natural gas, LPG and electricity and has averaged around 4% per annum in Australia since the 1980s even through times of recession, with similar growth rates in NZ
- Growth in demand for energy is forecast to continue with ABARE predicting compound growth of 3.3% for natural gas and 2.4% for electricity through to 2020


Australian End Use Energy Sales
and Growth in GDP


Energy Sales (PJe)
GDP (%)
2,000
1,750
1,500
1,250
1,000
750
500
250
0
-250
-500
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
1985 1987 1989 1991 1993 1995 1997 1999 2001 2003
Financial Year Ending June 30
Electricity Natural Gas LPG GDP (YOY % Change)

Source: ABARE, Access Economics



A GROWING COMPANY

- Revenues up 38% in 2005 to $4.9 billion (31% Compound Average Growth Rate (CAGR) since listing), profit after tax up 30% to $266 million (28% CAGR), and EPS up 24% (22% CAGR)
- While Origin and Contact are amongst the largest participants in these domestic energy markets they account for only around 12% of this end use revenue, with substantial room for growth

...while changes to Australia's energy industry over the last decade provide the opportunity for listed companies to grow more rapidly than the market as a whole

Origin energy

Origin's financial objectives and business strategies were established to respond to these changes in the energy industry in the mid 90's....

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

...... while these objectives and strategies are continually reviewed, they are still relevant today

Origin energy



Within this strategic positioning Origin has sought to continually develop options for growth........



Eastern Australian gas demand
Origin Energy estimates 2005
Year ending June 30
Origin

- Retail sales provide revenue certainty
- Assets provide cost certainty

.........assessing the risks and value of projects and acquisitions against the other options available

Origin energy

Origin reports its business across four segments covering its operations in Australia, New Zealand and the Pacific......



Exploration and Production
- Over 2,200 PJe 2P reserves and annual production of 84 PJe
- Diverse acreage position across Australia and New Zealand
- A leading Australian CSG producer

Retail
- Over 2 million customers, Australia's 2nd largest energy retailer
- National business covering electricity, gas, LPG and related products and services

Generation
- Interests in over 883 MW of installed capacity
- Predominantly gas fired, including co-generation & peaking units
- Output contracted to 3rd parties or Retail division

Networks
- Provision of asset management services to 3rd parties, managing 19,000 km of gas networks and 4,000 km of water networks
- Equity Investment in Envestra

Contact Energy (51.4% interest)
- Integrated energy model similar to Origin
- Interests in around 2,500 MW of installed generation capacity and around 600,000 gas and electricity customers

...while the acquisition of a 51.4% interest in Contact Energy of New Zealand created a fifth segment


Origin
energy


origin
energy
Strategy implementation

Origin's strategies and knowledge of the industry provides an important framework for decision making........

Industry Issues	Origin Positioning
Cost of Capital	Competitive advantage in regulated infrastructure was low cost of capital. Envestra spun off with high gearing / secure cash flows. Proceeds invested in "competitive" segments.
Supply Demand Balance	**Gas:** Demand growth would be lower than estimated and gas more abundant. Origin secured competitive equity gas close to markets to develop incrementally & shortened Retail contracting timeframe **Electricity:** Generation overhang & low prices to endure. Cover peak, contract from pool, cautious approach to base-load. Develop options to build new plant and backward integrate into fuel
Retail Consolidation	Gas tightly held under long term contracts - being "gas enabled" was critical to survival. First acquisition was retail gas (Energy21) then continued to build scale and dual fuel capability.
Multi-utility model	Deliberate decision to concentrate on energy only.
Risk Management	Deregulating markets would be risky and picking a winning segment difficult. Integrate across fuel, generation and retail to provide natural hedges and greater opportunities for growth
Carbon	Carbon intensity would inevitably evolve as an issue. Develop options in low greenhouse emission technologies and selectively develop as carbon regimes are put in place

....as demonstrated consistently over the last few years

This strategy has been patiently implemented over the last ten years........

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building Retail capabilities

Spin off of regulated assets => Envestra

Energy 21 acquisition (retail gas)

Powercor acquisition (retail electricity)

CitiPower acquisition (retail electricity)

System Integration & FRC projects

Contact Energy acquisition

Networks

Origin Energy Asset Management established to provide asset management services to Envestra

Construction of SEA Gas pipeline

Coliban Water Joint Venture

Envestra

Envestra spun off - market capitalisation $350 million

Stratus Networks acquisition - $310 million capital raising

....building Retail accounts from 0.5 to 2.7 million, networks managed from 9 to over 23 thousand kms, while Envestra's market capitalisation has grown to around $900 million.......

In E&P Origin focussed on finding gas close to markets.....

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building Exploration and Production capabilities

<= Legacy position in Cooper, onshore Otway, Bass, Perth, Surat and Bowen Basins

Peat CSG acquisition......Australia's first long term CSG contract signed with BP Bulwer Island

Yolla 2 appraisal - Bass Basin

Moura CSG acquisition

Form study group and secure offshore Otway acreage

Origin farm-in to ARC Energy Perth Basin acreage

Thylacine and Geographe discoveries, Otway Basin

Hovea Oil discovery, Perth Basin

Fairview/Spring Gully acquisition

BassGas Project approved

AGL signs major CSG contract (340 PJ)

QAL & Incitec Pivot CSG contracts

Acquire Kupe interest (NZ)

Otway Gas Project approved

CSG/Cooper Gas Swap

Spring Gully online

.....pioneering Australian CSG and the revival of exploration in the Otway Basin, and doubling reserves...

......while in generation Origin has steadily built capabilities in development of cogeneration and peaking plants....

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building generation capabilities

Investment in small cogeneration facilities

Commissioning of Osborne Cogeneration facility - Australia's largest -180 MW

Roma Power Station (64 MW)

Ladbroke Grove Power Station (84 MW)

Bulwer Island (32 MW)

Quarantine (92 MW)

Worsley Cogeneration interest acquired (120 MW)

Mt Stuart acquired (288 MW)

Construction starts on SLIVER® demonstration plant

Contact Energy acquisition

Gas base load plans flagged

First SLIVER® modules

Spring Gully EIS

Mortlake EES

......increasing generation capacity from less than 20 MW to over 3,300 MW*. Plans are currently submitted for a further 2000MW of gas fired base load generation

Origin energy

* Gross installed capacity of generation plants in which Origin or its subsidiaries have interests

A significant part of the growth in generation capacity comes from the acquisition of a 51.4% interest in Contact Energy...




Retail and generation coverage across NZ
28% of generation capacity
50% thermal
15% geothermal
35% hydro
29% of electricity retail market
40% of gas retail market
gas retail area
Otahuhu B
Combined cycle
gas turbine 380MW
Otahuhu A
Gas turbine 17MW
Te Rapa
Cogeneration 44MW
Poihipi Road
Geothermal 55 MW
(restricted to 37MW due to steam restrictions)
New Plymouth
Gas 400MW
Taranaki
Combined cycle
gas turbine 357MW
Ohaaki
Geothermal 104MW
(restricted to 42MW due to steam restrictions)
Wairakei
Geothermal 165 MW
Oakey - Australia
Open cycle gas turbine 300MW
Contact share 25%
Clyde
Hydro 432MW
Roxburgh
Hydro 320 MW
0
200
KM
Origin energy

...providing a greater balance in Origin's exposure to its different business segments



Implementation of Origin's financial objectives and business strategy has grown the company's operations and profits
2P Reserves (PJe)
2,500
2,000
1,500
1,000
500
0
Jun 00 Jun 01 Jun 02 Jun-03 Jun-04 Jun-05
Customers (millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun-05
EBITDA by business type (A$, millions)
1000
900
800
700
600
500
400
300
200
100
0
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun-05
E&P Retail Generation Networks
Generation Capacity (MW)*
3500
3000
2500
2000
1500
1000
500
0
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun-05
Networks Managed (kms)
25,000
20,000
15,000
10,000
5,000
0
Water
Gas
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun-05
Data includes Contact Energy EBITDA split approximately between Generation and Retail
Origin energy

* Gross installed Generation capacity in which Origin Energy or its subsidiaries has an interest

This has led to a significant appreciation in Origin's share price and market capitalisation............



Origin Energy Share Price and S&P ASX 100 Index
(1 March 2000 to 9 November 2005)
Origin Share Price ($)
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
ASX100 Index Normalised (1 March 2000 = 1.0)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Mar-00
Aug-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Origin
ASX100 Index Normalised

- **Market Capitalisation:** increased from $0.6 billion in March 2000 to around $5.4 billion in November 2005
- **Rank within the ASX 200:** 104 in March 2000, 42 as of 14 November 2005
- **Total Shareholder Return:** Compound annual return in excess of 30% per annum over 5 years to 31 October 2005 (and around 40% since listing)

...and has placed Origin amongst the top performers within the ASX 100 in terms of TSR since the demerger



Origin
energy

Production from Spring Gully has commenced and the project will ramp up over the next two years...







Spring Gully Coal Seam Gas (Origin 97% - Operator)

- Project delivered on time and on budget
- First gas delivered June 05: will ramp up over 2 years to help service AGL contract (150 PJ over 15 years); QAL from late 2006 (180 PJ over 15 years) and Incitec Pivot from mid 2007 (70 PJ over 10 years). Initial production rates ahead of expectation

BassGas Project (Origin 42.5% - Operator)

- BassGas project has experienced construction delays and increased costs, with final cost to be determined following arbitration. Offshore commissioning late December 05
- Reserves increased 19% to 454 PJe after production drilling, and higher liquids prices will benefit project. Gross Production 20 PJ/a, 1 mmbbls condensate, 80,000 tonnes LPG

Otway Gas Project (Origin 30.75% - Woodside Operator)

- On time and on schedule to deliver first gas in mid 2006
- Reserves of over 800 PJ sales gas, 12 mmbbls condensate and 1.7 million tonnes of LPG
- Gross production 60 PJ/a sales gas and over 1 million barrels of liquids per annum. Origin to purchase 50% of gas produced

Kupe Gas Project (Origin 50% - Operator)

- Project costs escalating due to tight world construction market and high mobilisation fees to New Zealand
- Reserves upgraded 16% following field development studies to 394 PJe
- Gross Production 20 PJ per annum and around 1.5 million barrels of liquids per annum
- Final investment decision scheduled for early 2006



....while both the BassGas and Otway Gas projects will commence contributions during calendar 2006


Origin
energy

Origin is progressing a number of power generation development options in Australia and New Zealand......

Otahuhu C site

Proposed Spring Gully Power Station
- Environmental Impact Statement released for public comment on 9 November 2005
- Proposal to construct a high efficiency gas fired power station of around 1000MW (likely two stages of 500 MW each)
- Located adjacent to existing coal seam gas development, avoiding transportation tariffs for the gas and taking advantage of water handling/disposal synergies

Proposed Mortlake Power Station
- Environmental Effects Statement likely to be released late November
- Proposal to construct a high efficiency gas fired power station of around 1000MW
- Located close to Origin's Otway Basin gas fields and potential gas storage, and directly on the main Melbourne to Portland high-voltage transmission line.
- Favourably located in terms of line losses

SLIVER ® Photovoltaic Cell Demonstration Plant
- Constructed in Adelaide through 2004 to demonstrate commercial scale production of the patented SLIVER cell, using only 10% of the silicon used in traditional cells
- First product produced in late 2004, with progressively larger modules being constructed (current module size - 70 watts)
- First commercial product sales in 2006

Otahuhu C Power Plant (Contact Energy 100%)
- Potential up to 400 MW gas fired plant to help meet growing New Zealand demand
- Development site adjacent to existing plant near Auckland already consented
- Development of the power station is subject to finalising options for a competitive gas supply and optimising plant configuration

....and continues to make steady progress with commercial demonstration of SLIVER® technology

Origin energy


origin
energy
Financial Results


Origin's Executive Management Team has been reorganised...
.....to ensure clear accountabilities for continued improvement of performance in existing businesses and identifying and implementing new opportunities for growth
Origin
energy

Profit & Loss

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)
Revenue	1,679	2,429	3,352	3,556	4,914
EBITDA	305	405	941	532	928
EBIT	173	231	295	329	615
Net interest expense	(32)	(43)	(49)	(45)	(135)
Tax expense	(38)	(54)	(80)	(77)	(147)
OEI	(6)	(5)	(5)	(2)	(67)
NPAT	98	129	162	205	266
Basic EPS	17.1	20.2	24.8	30.0	37.2
ROE	7.6%	8.1%	9.2%	10.6%	*9.7%

* ROE reflects only 9 month contribution from Contact

Origin energy

Despite increased returns per share over the last six years, Origin has maintained a conservative dividend payout ratio


CFPS
EPS
DPS
cents per share (A$)
70
60
50
40
30
20
10
0
'00
'01
'02
'03
'04
'05
19
13
6
*
30
17
4
+
40
20
5
+
54
25
10
#
53
31
13
+
63
37
15
+

* Final Dividend - unfranked
+ Total Dividend - fully franked
# Total Dividend - franked to 4 cents

- EPS has increased 22% per annum on a compound basis over the past 5 years
- Cash flow per share has increased 3.3 times since listing in 2000
- Board guidelines target around 40% of EPS to be paid as dividends


Origin
energy

Origin's growth has required significant capital expenditure. Acquisitions in the Retail and Generation areas have provided immediate contributions...

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05 ($m)
Growth & Acquisitions					
E & P	56	129	179	313	315
Retail	344	78	154	46	39
Generation	46	116	93	8	3
Networks	0	15	0	56	-
Contact					986
Total Growth & Acquisitions	446	338	427	422	1,343
Stay in business	83	65	97	86	132
Total capital expenditure	529	403	524	509	1,475

......while development capital invested in E&P will provide returns in the next few years

Origin energy

Origin uses cash flow measures as the primary measure of performance within the business.......

	Jun 01 ($m)	Jun 02 ($m)	Jun 03 ($m)	Jun 04 ($m)	Jun 05# ($m)
EBITDA	305	405	491	532	582
Non-cash items	(8)	(17)	13	2	(30)
Change in Working Capital	11	16	39	(48)	(66)
Stay in business CAPEX	(83)	(65)	(94)	(83)	(4)
Tax/Subvention Payments	(24)	(40)	(50)	(2)	(46)
OCAT	201	299	399	402	436
Net Interest Paid	(31)	(43)	(49)	(51)	(57)
Free cash flow	170	256	350	350	379
Funds Employed	1,891	2,189	2,465	2,632	2,906
OCAT Ratio*	10.6%	13.7%	15.6%	14.8%	14.4%

.....and this strong focus on cash has allowed Origin to fund organic growth almost entirely from cash flow...

Origin energy

* Cash returns on funds employed significantly exceeds our cost of capital of 8.0% after tax

2005 data excludes Contact Energy as only present for 9 months

...while the funding of the acquisition of Contact Energy required only Origin's second equity raising

- Consideration for the acquisition was $1.0 billion plus NZ$535 million debt assumed from Edison Mission
- Initial Funding
  - Convertible Undated Preference Shares (CUPS) ($595 million net of costs)
  - External Debt facilities ($426 million)
  - Origin immediately repaid NZ$285 million of the NZ$535 million debt assumed from Edison Mission
- CUPS redeemed following Rights Issue
  - 1 for 6 Renouncable Rights Issue led to issuance of 112.5 million shares in April 2005 at $5.70 raising $633 million net of costs
  - CUPS redeemed including accrued dividends
- June 2005 completed placement of NZ$422 million and US$50 million of senior unsecured notes in US private placement debt market


Origin
energy

This has allowed Origin to maintain a conservatively geared balance sheet and take on the extra debt to fund the Contact acquisition

	Jun 01	Jun 02	Jun 03	Jun 04	Jun 05
Net debt ($m)	727	633	732	861	2,743
Total equity ($m)	1,328	1,626	1,790	1,939	3,990
Debt / (debt + equity) (%)	35%	28%	29%	31%	41%
Net interest expense ($m)	(32)	(43)	(49)	(45)	(135)
Net interest cover (x EBIT)	5.5	5.4	6.1	6.2	4.0
Average interest rate	6.7%	6.6%	6.7%	6.6%	7.0%

- Increase in net debt and interest expense in 2005 reflects funding of Contact acquisition. Higher New Zealand interest rates increase weighted average rate
- Debt of Debt plus equity of 41% is lower than 44% expected at the time of acquisition and remains at the high end of long term expectation
- After 1-for-6 rights Issue Origin's credit rating was downgraded by S&P from A-/negative watch to BBB+/stable. Fitch A- rating unchanged

Origin energy

A-IFRS for Origin

- Australian equivalents of International Financial Reporting Standards (A-IFRS) will be implemented by Origin for the first time for the half year ending 31 December 2005, and year ending 30 June 2006.
- In order to comply with A-IFRS, Origin must restate its comparative balances applying A-IFRS.
- This requires a restatement of the opening balances as at 1 July 2004, incorporating initial transitional adjustments as well as a restatement of the closing balances at 31 December 2004 and 30 June 2005.
- The majority of transitional adjustments will be recognised in retained earnings at 1 July 2004, resulting in a net reduction in equity.
- AASB 132: *Financial Instruments: Disclosures and Presentation* and AASB 139: *Financial Instruments: Recognition and Measurement* are effective from 1 July 2005 only, and Origin has elected not to restate comparative information for the application of these standards.


Origin
energy

The impact of A-IFRS on Origin's balance sheet at 30 Jun 05 and profit for the year ended 30 Jun 05 is summarised below

EBIT $M	NPAT after OEI $M		Total Equity $M	Total Assets $M	Total Liabilities $M
615.2	266.0	Total reported under Australian GAAP	3,989.9	8,014.7	4,024.8
		A-IFRS adjustments (net of tax where appropriate):			
39.9	39.9	Goodwill and licence amortisation	39.9	39.9	-
(0.5)	(5.3)	Dismantling, removal & restoration provisions	(38.9)	68.6	107.5
-	4.2	Deferred tax	(315.8)	278.9	594.7
9.4	6.6	Contingent asset - Moomba claim	-	-	-
(4.3)	(4.3)	Share based payments	-	-	-
1.2	1.2	Acquisition of minority interests	(27.0)	(27.0)	-
-	-	Business combinations restatement	(43.6)	(41.3)	2.3
9.5	3.1	Defined benefits superannuation plan	(3.6)	1.5	5.1
(0.1)	(0.1)	Investments in equity accounted entities	(0.3)	(0.3)	0.1
55.2	45.4	Total A-IFRS adjustments	(389.2)	320.4	709.6
670.4	311.5	Total restated under A-IFRS at 30 June 2005	3,600.6	8,335.1	4,734.4
(9.4)	(6.6)	Contingent asset - Moomba claim[1]	-	-	-
(4.9)	(5.9)	Effective yield adjustment to Envestra distributions[2]	-	-	-
40.9	33.0	Estimated recurring A-IFRS adjustments			
656.1	299.0	Estimated recurring A-IFRS earnings			

(1) This is a non-recurring adjustment

(2) This adjustment is only made from 1 July 2005 when AASB 139 is applied. No further adjustments have been made in respect of AASB 139.


Origin
energy


origin
energy

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre


Origin
energy


origin
energy





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	15 November 2005
From	Bill Hundy	Pages	15
Subject	**PRESENTATION**		

Please find attached a copy of a presentation that Grant King, Managing Director will be delivering to the UBS Utilities Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

UBS Utilities Conference

November 2005

Origin's financial objectives and business strategies were established to respond to changes in the energy industry in the mid 90's....

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

...... while these objectives and strategies are continually reviewed, they are still relevant today


Origin

Within this strategic positioning Origin has sought to continually develop options for growth……..

- Retail sales provide revenue certainty
- Assets provide cost certainty

………assessing the risks and value of projects and acquisitions against the other options available

Origin

This strategy has been patiently implemented over the last ten years........

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building Retail capabilities

Spin off of regulated assets => Envestra

Energy 21 acquisition (gas retail)

Powercor acquisition (electricity retail)

CitiPower acquisition (electricity retail)

System Integration & FRC projects

Contact Energy acquisition

Networks

Origin Energy Asset Management established to provide asset management services to Envestra

Construction of SEA Gas pipeline

Coliban Water Joint Venture

Envestra

Envestra spun off - market capitalisation $350 million

Stratus Networks acquisition - $310 million capital raising

....building Retail accounts from 0.5 to 2.7 million, networks managed from 9 to over 23 thousand kms, while Envestra's market capitalisation has grown to around $900 million

In E&P Origin focussed on finding gas close to markets.....

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building Exploration and Production capabilities

<= Legacy position in Cooper, onshore Otway, Bass, Perth, Surat and Bowen Basins

Peat CSG acquisition......Australia's first long term CSG contract signed with BP Bulwer Island

Yolla 2 appraisal - Bass Basin

Moura CSG acquisition

Form study group and secure offshore Otway acreage

Origin farm-in to ARC Energy Perth Basin acreage

Thylacine and Geographe discoveries, Otway Basin

Hovea Oil discovery, Perth Basin

Fairview/Spring Gully acquisition

BassGas Project approved

AGL signs major CSG contract (340 PJ)

QAL & Incitec Pivot CSG contracts

Acquire Kupe interest (NZ)

Otway Gas Project approved

CSG/Cooper Gas Swap

Spring Gully online

.....pioneering Australian CSG and the revival of exploration in the Otway Basin, and doubling reserves...


082-34934

......while in generation Origin has steadily built capabilities in development of cogeneration and peaking plants....

1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Building generation capabilities

- Investment in small cogeneration facilities
- Commissioning of Osborne Cogeneration facility - Australia's largest -180 MW
- Roma Power Station (64 MW)
- Ladbroke Grove Power Station (84 MW)
- Bulwer Island (32 MW)
- Quarantine (92 MW)
- Worsley Cogeneration interest acquired (120 MW)
- Mt Stuart acquired (288 MW)
- Construction starts on SLIVER® demonstration plant
- Contact Energy acquisition
- Gas base load plans flagged
- First SLIVER® modules
- Spring Gully EIS
- Mortlake EES

......increasing generation capacity from less than 20 MW to over 3,300 MW*. Plans are currently submitted for a further 2,000MW of gas fired base load generation

Origin

* Gross installed capacity of generation plants in which Origin or its subsidiaries have interests

Origin's strategies and knowledge of the industry provides an important framework for decision making

Industry Issues	Origin Positioning
Cost of Capital	Competitive advantage in regulated infrastructure was low cost of capital. Envestra spun off with high gearing / secure cash flows. Proceeds invested in "competitive" segments.
Supply Demand Balance	**Gas:** Demand growth would be lower than estimated and gas more abundant. Origin secured competitive equity gas close to markets to develop incrementally & shortened Retail contracting timeframe **Electricity:** Generation overhang & low prices to endure. Cover peak, contract from pool, cautious approach to base-load. Develop options to build new plant and backward integrate into fuel
Retail Consolidation **Multi-utility model**	Gas tightly held under long term contracts - being "gas enabled" was critical to survival. First acquisition was retail gas (Energy21) then continued to build scale and dual fuel capability. Deliberate decision to concentrate on energy only.
Risk Management	Deregulating markets would be risky and picking a winning segment difficult. Integrate across fuel, generation and retail to provide natural hedges and greater opportunities for growth
Carbon	Carbon intensity would inevitably evolve as an issue. Develop options in low greenhouse emission technologies and selectively develop as carbon regimes are put in place


Implementation of Origin's financial objectives and business strategy has grown the company's operations and profits
2P Reserves (PJe)
2,500
2,000
1,500
1,000
500
0
Jun 00 Jun 01 Jun 02 Jun- 03 Jun- 04 Jun- 05
Customers (millions)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun- 05
EBITDA by business type (A$, millions)
1000
900
800
700
600
500
400
300
200
100
0
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun- 05
E&P Retail Generation Networks
Data includes Contact Energy EBITDA split approximately between Generation and Retail
Generation Capacity (MW)*
3500
3000
2500
2000
1500
1000
500
0
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun- 05
Networks Managed (kms)
25,000
20,000
15,000
10,000
5,000
0
Water
Gas
Jun 00 Jun 01 Jun 02 Jun 03 Jun 04 Jun- 05
Origin energy
Page 8
* Gross installed capacity of generation plants in which Origin or its subsidiaries have interests

This has led to a significant appreciation in Origin's share price and market capitalisation............



Origin Energy Share Price and S&P ASX 100 Index
(1 March 2000 to 9 November 2005)
Origin Share Price ($)
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
ASX100 Index Normalised (1 March 2000 = 1.0)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Mar-00
Aug-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Origin
ASX100 Index Normalised

- **Market Capitalisation:** increased from $0.6 billion in March 2000 to around $5.5 billion in November 2005
- **Rank within the ASX 200:** 104 in March 2000, improved to 42 as of 14 November 2005
- **Total Shareholder Return:** Compound annual return in excess of 30% per annum over 5 years to 31 October 2005 (and around 40% since listing)

...and has placed Origin amongst the top performers within the ASX 100 in terms of TSR since the demerger

Origin

082-34934


Looking forward Origin continues to concentrate on project development as the main driver for growth.......
Major Projects not yet contributing significantly to Origin's results
Projects approved/under construction
Yet to receive investment approval
Spring Gully power project CCGT
Spring Gully coal seam gas
Brisbane
Otahuhu C Power Station
Perth
Sydney
Adelaide
SLIVER ® demonstration plant
Melbourne
Mortlake power project CCGT
Wellington
Otway Gas Project
BassGas Project
Kupe Gas Field
...while acquisitions also present opportunities provided they meet appropriate criteria
Origin

Production from Spring Gully has commenced and the project will ramp up over the next two years...



Spring Gully Coal Seam Gas (Origin 97% - Operator)

- Project delivered on time and on budget
- First gas delivered June 05: will ramp up over 2 years to help service AGL contract (150 PJ over 15 years); QAL from late 2006 (180 PJ over 15 years) and Incitec Pivot from mid 2007 (70 PJ over 10 years). Initial production rates ahead of expectation

BassGas Project (Origin 42.5% - Operator)

- BassGas project has experienced construction delays and increased costs, with final cost to be determined following arbitration. Offshore commissioning late December 05
- Reserves increased 19% to 454 PJe after production drilling, and higher liquids prices will benefit project. Gross Production 20 PJ/a, 1 mmbbls condensate, 80,000 tonnes LPG

Otway Gas Project (Origin 30.75% - Woodside Operator)

- On time and on schedule to deliver first gas in mid 2006
- Reserves of over 800 PJ sales gas, 12 mmbbls condensate and 1.7 million tonnes of LPG
- Gross production 60 PJ/a sales gas and over 1 million barrels of liquids per annum. Origin to purchase 50% of gas produced

Kupe Gas Project (Origin 50% - Operator)

- Project costs escalating due to tight world construction market and high mobilisation fees to New Zealand
- Reserves upgraded 16% following field development studies to 394 PJe
- Gross Production 20 PJ per annum and around 1.5 million barrels of liquids per annum
- Final investment decision scheduled for early 2006

....while both the BassGas and Otway Gas projects will commence contributions during calendar 2006

Origin


082-34934

Origin is progressing a number of power generation development options in Australia and New Zealand......


Otahuhu C site

Proposed Spring Gully Power Station

- Environmental Impact Statement released for public comment on 9 November
- Proposal to construct a high efficiency gas fired power station of around 1000MW (likely two stages of 500 MW each)
- Located adjacent to existing coal seam gas development, avoiding transportation tariffs for the gas and taking advantage of water handling/disposal synergies

Proposed Mortlake Power Station

- Environmental Effects Statement likely to be released late November
- Proposal to construct a high efficiency gas fired power station of around 1000MW
- Located close to Origin's Otway Basin gas fields and potential gas storage, and directly on the main Melbourne to Portland high-voltage transmission line.
- Favourably located in terms of line losses

SLIVER ® Photovoltaic Cell Demonstration Plant

- Constructed in Adelaide through 2004 to demonstrate commercial scale production of the patented SLIVER cell, using only 10% of the silicon used in traditional cells
- First product produced in late 2004, with progressively larger modules being constructed (current module size - 70 watts)
- First commercial product sales in 2006

Otahuhu C Power Plant (Contact Energy 100%)

- Potential up to 400 MW gas fired plant to help meet growing New Zealand demand
- Development site adjacent to existing plant near Auckland already consented
- Development of the power station is subject to finalising options for a competitive gas supply and optimising plant configuration

....and continues to make steady progress with commercial demonstration of SLIVER® technology


Origin

Origin's fundamental strategies and objectives remain unchanged.

- Financial Objective
  - Steady and predictable cashflows
  - EPS growth of 10-15% pa on average
- Business Strategy
  - Positioned in the competitive (rather than regulated) segments of the Australian energy industry
  - Integrated across these segments to:
    - Better manage risk through natural hedges
    - Enhance the range of growth opportunities
  - Pursue other opportunities that leverage skills and knowledge

The core capability of internally generating options for growth and funding these through strong cash flows, gives Origin flexibility and a sound basis for the future growth of the company.

Origin

082-34934


origin
energy
UBS Utilities Conference
November 2005


082-34934


Origin energy



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	14 November 2005
From	Bill Hundy	Pages	2
Subject	**COWRIE 1 OIL EXPLORATION WELL COMMENCES**		

Please find attached a report regarding commencement of drilling at the Cowrie 1 Oil Exploration well in the onshore Otway Basin, South Australia.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



ASX Release

14 November 2005

Cowrie 1 Exploration Well Commences Onshore Otway Basin, South Australia

Origin Energy Limited advises that drilling of the exploration well Cowrie 1, operated by Beach Petroleum Limited and located in the onshore Otway Basin exploration permit PEL27, commenced at 0800 hours CST on Monday 14 November 2005 using the Century 7 drilling rig.

Cowrie-1 is located approximately 25 kilometres southwest of Naracoorte and will test the oil potential of a fault dependent trap at the Sawpit Sandstone level. Its planned total depth is 1,408 metres and the well is expected to take about 12 days to drill and evaluate. Cowrie-1 is the first South Australian onshore Otway Basin oil well to be drilled since Jacaranda Ridge-1 discovered a sub-commercial Sawpit Sandstone oil pool in 1999.

Coordinates of the surface location are:

Latitude	37° 12' 52.48" S
Longitude	140° 35' 37.90" E

Participants in the Cowrie-1 well are:

Beach Petroleum Ltd (Operator)	30.00%
Origin Energy Resources Limited*	50.00%
Essential Petroleum Resources Limited	20.00%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:
Rob Willink
Executive General Manager Exploration
Origin Energy
Phone: (07) 3858 0676
Email: rob.willink@upstream.originenergy.com.au

082-34934



To	Company Announcements Office		
Company	Australian Stock Exchange Limited	Date	9 November 2005
From	Bill Hundy	Pages	2
Subject	**MEDIA RELEASE**		

Please find attached a media release entitled "Environment Impact Statement released for Origin Energy's Spring Gully Power Station Project".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au



Media Release

9 November 2005

Environment Impact Statement released for Origin Energy's Spring Gully Power Station Project

As announced by the Honourable Peter Beattie Premier of Queensland earlier today, Origin Energy will release its Environment Impact Statement[1] (EIS) for public comment on 12 November 2005 for the proposed 1000MW Spring Gully Gas Fired Power Station near Roma in central Queensland.

Origin Energy publicly announced its intention to seek approval for the proposed high efficiency, gas fired power station in October 2004. If the project proceeds, it will be developed in two nominal 500MW stages.

Origin Energy's General Manager Public and Government Affairs Tony Wood said "The release of the EIS represents a major milestone for the project's development."

Mr Wood said "The EIS is the culmination of work by Origin Energy's project team, including those at its existing Spring Gully Coal Seam Gas operations and its specialist consultants and consultation with the community. The input and assistance we have received from the local community and government has been invaluable."

The EIS will be on exhibition until 9 December 2005 on Origin Energy's website at www.originenergy.com.au/springgullygenerator and the Coordinator General's website at www.sdi.qld.gov.au/springgully. Interested parties can also view a printed copy of the document at the Bungil Shire Council office in Roma and the Roma Library.

Comments and submissions on the EIS may be made to the Project Manager, Spring Gully Power Station Project, The Coordinator General, PO Box 15009, City East QLD 4002.

Mr Wood said "A decision as to whether the gas fired power station project proceeds to construction is not expected until the second half of 2006. Securing the necessary approvals for the project is an important step in the project's evolution. Ultimate timing will depend on factors such as the growth in electricity usage. Origin Energy will continue to keep the community and stakeholders informed of its plans as this development progresses."

Contact details:

Media:
Tony Wood
General Manager Public and Government Affairs
Tele: 03 9652 5506
Mobile: 0419 642 098

Investors:
Angus Guthrie
Manager Investor Relations
Tele: 02 8345 5558
Mobile: 0417 864 255

[1] An Environment Impact Statement or EIS describes the likely environmental effects of a proposed development and generally contains a description of the project, its alternatives, an outline of the various approvals that are required for the project to proceed, an outline of the public consultation undertaken and issues raised, description of the existing environment and predictions of the environmental impact of the project.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000


082-34934





To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	7 November 2005
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.036826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**4 November 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**791,331,325**	**Ordinary**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,786,000**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 7 November 2005
Company Secretary

Print name: William M Hundy